



ZOOM TECHNOLOGIES, INC.
Current Business & Acquisition Strategy
March 2010

Safe Harbor Statement

Cautionary Statement Regarding Forward-looking Statements

This presentation includes or incorporates by reference statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements include, but are not limited to, information or assumptions about revenues, gross profit, expenses, income, capital and other expenditures, financial plans, capital structure, cash flow, liquidity, management's plans, goals and objectives for future operations and growth. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, levels of activity, performance or achievements.

Corporate Structure


Zoom Technologies
Gold Lion Holding Ltd (BVI) (1)
100%
100%
Jiangsu Leimone (WFOE)(2)
Profit Harvest (Hong Kong)(4)
51%
TCB Digital(3)

Notes:

(1) Gold Lion incorporated in BVI in 2002.

(2) Wholly Owned Foreign Enterprise with manufacturing facilities.

(3) Main Operating subsidiary. Chairman Lei Gu holds an option to acquire an additional 28.97% of TCB Digital outstanding capital stock. Tianjin Communication and Broadcasting Group Co., Ltd., a state-owned enterprise, owns 49% of TCB Digital.

(4) Marketing and sales company in Hong Kong.

Section 1
Overview of Current Business

Zoom Technologies Overview

- Established high-tech enterprise in electronic and telecommunication product design, development, processing and manufacturing.
- Highly customized, high quality Electronic Manufacturing Service (EMS) to global enterprises such as Samsung and Palm.
- Design and manufacture own brand mobile phones under “Leimone” brand.
- Ranked among the top 10 Chinese mobile phone manufacturers in capacity.
- 14 advanced Surface Mount Technology (SMT) lines and 12 assembly and testing lines.
- Motorola’s first independent outsourcing manufacturing vendor for mobile phones in China; received Motorola’s International Quality Product and Qualification certificate.
- Consolidated 2008 revenues of US$80.6m and net income of US$2.8m
- Estimated 2009 revenues of US$195m+ and net income of $6.2m
- Established in 1999, headquartered in Tianjin, China; over 1,400 employees.


SMT
Machine model
HITACHI


ASSEMBLY

Current Business Activities

- EMS contract manufacturing for major brands
- Own Brand Manufacturing (OBM): LEIMONE
- R&D Capabilities
- Export of Products


DANAHER Products
Digital STB

DANAHER Product Portfolio



LM 528 with Mobile TV



LM 520 with Mobile TV

Large Scale, Advanced Manufacturing

- Operates 2 facilities through subsidiaries, TCB Digital and Jiangsu Leimone;
  - combined annual production capacity of 8 million units of PCBA and 5 million handsets.
- Equipped with over $3 million of advanced testing instruments to meet customers' varied requirements.

TCB Digital Facility	
Location	Tianjin
Number of Lines	12 SMT lines 10 assembly lines
Size	19,000 sq meters
Average Utilization %	70% in 2009

Jiangsu Leimone Facility	
Location	Natong, Jiangsu
Number of Lines	2 SMT lines 2 assembly lines
Size	1,300 sq meters
Average Utilization %	70% in 2009







World-Class Quality Control and Reputation

- Stringent quality control recognized and trusted by world leading OEMs including Samsung and Motorola.
- Motorola's first independent outsourcing manufacturing vendor for mobile phones in China.
- First EMS factory in China to receive Motorola's International Quality Product and Qualification certificate.
- Received ISO 9001, ISO 14001, and QSH 18000 quality-related certificates.


XQC
CERTIFICATE OF CONFORMITY
OF QUALITY SYSTEM CERTIFICATION
TIANJIN COMMUNICATION &
BROADCASTING GROUP CO., LTD.


ENVIRONMENT MANAGEMENT SYSTEM CERTIFICATE
TIANJIN TONGGUANG GROUP
DIGITAL COMMUNICATION CO.,LTD.
IAF


XQC
CERTIFICATE OF CONFORMITY
OF QUALITY SYSTEM CERTIFICATION
TIANJIN COMMUNICATION &
BROADCASTING CORPORATION

First-Tier Customer Base/Partnership

- Established and maintained strategic partnership with top-tier customers including, Samsung, SK and Palm, Motorola, Tianyu, etc.

Top 5 customers (2008)	Revenue %
Beijing Orsus Xelent Technology	25%
Shanghai Spreadbridge Information Technology	20%
Beijing Beny Wave Science and Technology	18%
WINCOS Technology	14%
Tianjin Tong Guang Group	15%

Notable Partnership	Profile
Beijing Tianyu (K-Touch)	Established partnership in 2006. The largest domestic brand mobile phone manufacture in China with sales of 20 million sets in 2008 of which, 3 million sets were manufactured by Zoom.
Samsung	Established partnership in 2006, provide digital camera PCBA service.
Danaher Motion	Established partnership in 2007. $1 billion+ global motion control leader. We provide manufacturing service for various automobile driving controllers.
Palm	Established partnership in 2007. Successfully customized and assembled two models of Smartphones for Palm for the China market in 2007.

Strong R&D Capabilities

- Three R&D bases: Beijing, Shanghai and Tianjin.
- R&D team includes 3 technical experts, 5 doctoral and post-doctoral researchers, 300 technical staff, 21 senior engineers, and 60 junior engineers.
- Further bolstered R&D capabilities through world renowned enterprises. Successfully customized two models of Smartphones for Palm Inc. for the China market, and jointly developed a dual mode GSM-CDMA Smartphone with SK Telecom for China UNICOM.
- R&D successfully developed 14 models of feature-rich handsets equipped with the latest technologies.



SK G588





LM 7100

Strong Government Ties

- Tianjin Communication and Broadcasting Group (Tianjin Tong Guang Group):
  - Leading government-owned enterprise, produced first television set in China.
  - Minority owners (49%) of Zoom's main operating subsidiary, TCB Digital.
  - Ranked the top 100 electronics enterprise in China 20 years running.
  - Subsidiary, Tianjin Tong Guang Electronic Technology Co., Ltd, is a top customer.
- Government backing assures Zoom is a step ahead of competitors for locking in potential contract or penetrating different areas of the market.
- Opens a gateway to extensive government network of customers and distributors, creating steady and incremental revenue streams.

Sales to Tianjin Tong Guang Electronic (in USD)


11,850,174
6,107,810
2007
2008

Revenue Contribution in 2008


Tianjin Tong Guang, 15%
Others, 85%

Section 1-a
Market Overview

China: Unprecedented Market Opportunity

- The largest mobile phone subscriber base in world
  - 641 million subscribers in 2008.
  - Expected to grow at CAGR of 17.7% through 2010, reaching 893 million.
- Mobile phone penetration rate only 47% compared to over 90% or even over 100% in many developed and developing countries
  - Huge untapped market in the 3rd tier and 4th tier cities.
- 3G network commercialization will drive subscriber demand for feature-rich, customized mobile phones with new applications and large volume data transmission.
- Feature-rich smartphones global sales expected to increase from 9 million units in 2003 to 418 million units in 2010; percentage of total mobile handset sales expected to increase from 1.7% to 33% during the same period.

China's Mobile Phone Subscriber (in million)



1000
800
600
400
200
0
CAGR 17.7%
394
461
548
641
756
893
2005A
2006A
2007A
2008A
2009E
2010E

Source: MIIT, GHS estimates

Mobile Phone Penetration Rate in 2008



China
47%
Japan
85%
United States
94%
United Kingdom
120%
Hong Kong
160%
UAE
170%

Source: MIIT

Unprecedented Market Opportunity – EMS

- Growing rapidly since early 1990s, driven by OEMs outsourcing manufacturing to offload heavy CAPEX. Trend is irreversible in the foreseeable future as OEMs continue to outsource.
- Expected to grow at CAGR of 8.6% from 2007 to 2011, reaching $252 billion in global sales.
- Asia accounts represents 50% of total EMS manufacturing; China a preferred country due to relatively low cost and strong manufacturing capability.
- Many EMS providers adversely affected by recent global economy downturn.
  - 4 out of 6 EMS providers forced to shut down their facilities within Tianjin area
  - Opportunity to capture additional market share

Global EMS Market Size (in billion USD)


CAGR 8.6%
300
250
200
150
100
50
0
181
200
211
228
252
2007A
2008A
2009E
2010E
2011E

Source: ETP, iSupply, Elcoteq

Competitive Landscape - EMS

- Top 10 EMS providers control ~ 67% of global EMS market; with combined revenue of $133 billion in 2008.
- Many experienced margin compression and order reduction during economic downturn.



Others, 33.18%
Hon Hai /Foxconn, 29.74%
Flextronics, 16.57%
Jabil, 6.40%
Sanmina, 3.42%
Celestica, 3.84%
Elcoteq, 2.44%
Benchmark, 1.30%
Venture, 1.31%
Plexus, 0.81%
Universal Scientific, 0.99%

Zoom Strength

- One of the top EMS providers, able to achieve record revenue and improve operating margins and net margin during tough economic times in 2008.

Top 10 EMS Providers	Country	Ticker	2008 Rev (in million USD)	2008 EBIT Margin %	2008 Net Margin %
Hon Hai/Foxconn	Taiwan	TSEC:2317	59,489.68	3.65	2.83
Flextronics	US	NasdaqGS:FLEX	33,141.40	1.45	(17.92)
Jabil	US	NYSE:JBL	12,794.27	2.16	(1.59)
Sanmina	US	NasdaqGS:SANM	6,843.53	2.37	(7.59)
Celestica	Canada	TSX:CLS	7,678.20	2.76	(9.38)
Elcoteq	Luxembourg	HLSE:ELQAV	4,879.01	(0.20)	(1.91)
Benchmark	US	NYSE:BHE	2,590.17	3.23	(5.24)
Venture	Singapore	SGX:V03	2,622.40	7.31	4.41
Universal Scientific	Taiwan	TSEC:2350	1,976.69	1.45	0.53
Plexus	US	NasdaqGS:PLXS	1,623.68	5.78	4.80
Average				**3.00**	**(3.11)**
ZOOM	**China**	Nasdaq: ZOOM	**80.60**	**6.70**	**3.50**

Source: Elcoteq, Capital IQ

Competitive Landscape – Mobile Phone

- Highly competitive industry.
  - Top 10 handset makers control 84% of market share in China
  - Nokia most dominant player
- Competition fought on multiple fronts: cost, functionality and design.
- Market constantly evolving with new technologies introduce - ability to quickly interpret and adopt to trends is key to success.



Bird, 1.40%
Changhong, 1.80%
LG, 2.20%
Gionee, 2.40%
Sony Ericsson, 3.00%
Lenovo, 3.80%
Tianyu (K-touch), 6.10%
Motorola, 7.80%
Samsung, 16.90%
Nokia, 38.80%
Others, 15.80%

Source: CCID Consulting

Zoom Strength

- Identified niche market by focusing on developing mid to high-end, feature-rich, customized phones at a competitive price.
- Compete effectively; leverage R&D and manufacturing capabilities along with strong government connection.
- Focus on distribution in tier 3 and tier 4 cities by selling products to municipal level agents who are better adapted than provincial distributors to extend their distribution networks.
- Collaborate with major telecoms, including China Telecom:
  - Introduce bundled phones
  - More economical and convenient to customers.

Section I-b
Financial Overview

Financial Summary

Key Financials Currency (Millions)	3 months Sept 30, 2009 USD	3 months Sept 30, 2008 USD	9 months Sept 30, 2009 USD	9 months Sept 30, 2008 USD
Revenue				
Total Revenue	**55.290**	**18.163**	**137.240**	**41.144**
Cost of sales	52.262	16.210	128.412	35.786
Gross Profit	**3.028**	**1.953**	**8.828**	**5.358**
Margin %	*5.5%*	*10.8%*	*6.4%*	*13.0%*
EBIT	**2.417**	**1.368**	**5.845**	**1.776**
Margin %	*4.4%*	*7.5%*	*4.2%*	*4.3%*
Income Tax	**0.653**	**0.268**	**1.252**	**0.345**
Net Income	**1.734**	**0.729**	**4.354**	**0.713**
Margin %	*3.1%*	*4.0%*	*3.2%*	*2.4%*

Estimates (US$ mil) at upper end of Nov 2009 guidance

	Q4/2009	Year 2009
Net Revenue (approx)	$60m	$195m+
Net Income (approx)	$1.85m	$6.2m

Revenue Mix

2007A Revenue Mix


Mobile Phone Sales, 2.94%
EMS, 97.06%

2008A Revenue Mix


Others, 9.20%
Mobile Phone Sales, 6.00%
EMS, 84.80%

2009E Revenue Mix


Mobile Phone Sales, 4.45%
EMS, 95.55%

2010E Revenue Mix


Mobile Phone Sales, 23.09%
EMS, 76.91%

Section 2
Strategies & New Solutions

Business Strategy


Value-added
Services for
3G Devices
Strengthen Leimone Brand
Name with Strong R&D
Traditional OEM business

http://wap.vzuu.com

Special Video Uploading


LEIMONE

Direct uploading from our Leimone Phones to “wap”


Vzuu V族网 .com
草根短片交流平台
国内首家草根短片交流平台
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2010 Leimone Product Lines



Q1/2010
Q2/2010
Q3/2010
Q4/2010
CDMA
EVDO +G
TD+ CMMB
GSM
LEIMONE

Section 2 - a
Available Acquisition:
Top Level Mobile Design Company

Design Technology Leadership

Lower Power Consumption



Waterproof



Operator Customized (GSM and TD-SCDMA）



Smart Phone (OMS and Android OS）



PHILIPS — No.1 worldwide in long standby-time for mobile phones. Strategic partner.

lenovo — Top 3 brand in Chinese mobile phone market.

sonim — Leading worldwide vender of waterproof and ruggedized mobile phones.

GiONEE金立 — Top 5 brand in Chinese mobile phone market.

BORQS — OMS (Open Mobile System of CMCC) sponsor and key player.

Section 2 - b
Available Acquisition:
Mobile Media Service Company

Beijing Leimone Shengtong Culture Development Company

- Production of film and video products for mobile devices since 2004.
- Supply customized video products for China's mobile operators since 2005.
- 3G Phone Media Supplier in 2009.

Sales Activities

1. Mobile Media Service – usage fees
2. Bundled Advertising
3. Web-based Advertising
4. Production Services

Concise Content

Users Interests

Diversified Programs

3G Market Foundation

Original & Mass Interest Programming


LEIMONE
Video Box
00:26
1/116
选项
停止

- Partial listing




随便刷


宝贝，我爱你


怎么吃


偷窥


绕指柔
下


精神病的
智慧


抓小姐


老婆的
忠诚考验


手机丢了


冒牌乞丐

Pre-loaded Advertising

- 3G Phone Media Supplier in 2009
- Opportunity to bundle advertisements on EMS and Leimone phones
- Potential for 10 million units in 2010


LEIMONE
Internet Explor
15:51
wsp://211.136.165.53/mobiletv.jsp
手机视频
MOBILE VIDEO
CCTV

Involvement from Industry Experts


V族网
zuu.com
進入視頻工作室
张国立
ZhangGuoLi
视频工场
个人简介
剧照欣赏
作品欣赏


工场首页
个人简介
剧照欣赏
视频工作室
作品欣赏
向晶晶
视频工场
zuu.com
北京雷盟盛通文化发展有限公司提供网络支持


邵沧海
个人介绍
原来的嵩山少林寺武僧，今日的影视导演
邵沧海个人简介
艺名：邵沧海
职业：影视导演、武术传播

2010 Focus

Cooperation with CCTV & CNLive
for programming production,
licensing & distribution.

Cooperation with all 3
Mobile Operators of China
Distribution & Online
Services

Business Focus

VZUU
Operation of web
and "wap"
platforms

Domestic & International
Production & Licensing of Contents

Business Forecast of Mobile Media

US$ millions	2010 Estimated	2011 Estimated	2012 Estimated
Sales	$3.0m	$6.0m	$12m
Media Service (40%)	$1.2m	$2.4m	$4.8m
Bundled Ads (30%)	$0.9m	$1.8m	$3.6m
Web-based Ads (15%)	$0.45m	$0.9m	$1.8m
Production & Lic. (15%)	$0.45m	$0.9m	$1.8m
Net Income	$1.5m	$3m	$6m

Outstanding Management Team

Gu, Lei (Leo) Chairman of the Board, Director & CEO	Mr. Gu has served as the Chairman of the Board and CEO of Zoom Technologies since May 2004 and as the Chairman of Our Company since July 2007. He worked for CEC Telecom Company Ltd. from 2000 to 2004. CEC Telecom was sold to Qiao Xing Mobile Communication which currently trades on NYSE under the symbol "QXM". From 1999 to 2000, Mr. Gu was the President of Xin Tian Di Technology Group Company, Ltd. Mr. Gu was Associate Professor at the Beihang University in Beijing, China from 1993 to 1999. He received his Ph.D. degree in engineering from the Beihang University in 1993.
Chan, Anthony K. CFO	Mr. Chan has served as the CFO for Zoom Technologies since March 2009. He was stationed as an expatriate managing the Beijing headquarters for the Eisenberg Group for four years from 1984. His corporate finance experience in the last 20 years included CEO and CFO positions of public companies in the U.S., and advisory positions of various Chinese entities in the areas of medical equipment, energy, diary products, apparel, and building materials; some of these companies include Beijing Wandong Medical Equipment Company, China Natural Gas Company of Xian, Rodobo International of Harbin and Dehai Cashmere Company of Yinchuan. He holds both MBA and BA degrees from the University of California at Berkeley.
Yin, Zuohua General Manager	Mr. Yin has served as TCB's General Manager since 2004. Mr. Yin worked as an engineer and department manager in many different departments of Tianjin Communicating & Broadcasting Group Co., Ltd. from 1992 to 2004. Mr. Yin graduated with a Master's degree from Nankai University in Tianjin, China.
Manning, Frank B. Director	Mr. Manning is a co-founder of Zoom, and served as Chairman and CEO. He earned his BS, MS and Ph.D. degrees in Electrical Engineering from the Massachusetts Institute of Technology, where he was a National Science Foundation Fellow. From 1998 through late 2006, Mr. Manning was also a director of the Massachusetts Technology Development Corporation, a public purpose venture capital firm that invests in seed and early-stage technology companies in Massachusetts. From 1999 to 2005, Mr. Manning was a Director of Intermute, a company that Zoom co-founded and that was sold to Trend Micro Inc. Mr. Manning has been a director of Unity Business Networks, a hosted VoIP service provider, since Zoom's investment in July 2007.

Outstanding Management Team Cont.

Lo, Augustine **Director**	Mr. Lo has been an independent director of Zoom since January 2009 and he also serves as the Chairperson of the company’s Audit and Compensation Committees. During the 1970s, Mr. Lo was the Controller of the Disk Drive Division for Qume Corporation. During the 1980s, Mr. Lo worked for Apple International Inc. as the Director of Finance & Administration, overseeing operations in Hong Kong and Japan. In 1989, Mr. Lo formed PacRim Technologies Ltd. with operations in Singapore, Taiwan and China distributing software products including Adobe, Macromedia, Handspring and Umax. PacRim merged into GrandTech of Taiwan in 1999 which later went public in 2001. He remained on GrandTech’s board and headed up its operations in Hong Kong, China, Korea and the Philippines until 2005. Mr. Lo received his MBA and BS degrees from the University of California at Berkeley.
Shan, Chang **Director**	Mr. Shan has been an independent director since September 2009 (and independent director for Gold Lion since August 2008). Mr. Shan is currently the President of the China Institute of Geotechnical Investigation and Survey, at which he has been employed since 1998. He is the Chairman of the Board of Directors from 1999 to present, of the China Infrastructure Holdings Ltd., a company in the construction business with a particular emphasis on toll bridges, and has its shares listed on the Singaporean Stock Exchange. Mr. Shan is also a director of the Bank of Tianjin, China since 2007. Mr. Shan holds a Bachelor’s degree in Engineering from the Shanghai Tong Ji University, a Master’s degree in Engineering from the China Academy of Railway Sciences and an EMBA from Tsinghua University.
Wang, Cheng **Director**	Mr. Wang has been an independent director since November 2009. Mr. Wang is currently a Senior Researcher, Professor and Deputy Director of the Institute of Economics at the Chinese Academy of Social Sciences (CASS), at which he has been employed since 1987. He is also the Co-Editor of the *Economic Research Journal* since 2005. Mr. Wang was a visiting scholar at the Dept of Economics of Brown University in the US from 2001 to 2002, a visiting research fellow at the University of London in the UK from 1997 to 1998, and a visiting researcher at Loughborough University in the UK from 1992 to 1993. In addition to the multiple awards he has received from CASS, he was also the recipient of the Honorable Academic Subsidy from the State Council of China in 2006. Mr. Wang received his PhD in Economics from CASS, and his Master and Bachelor degrees from Wuhan University.

Outstanding Management Team Cont.

Fang, Jack R. **VP – Sales & Marketing**	Mr. Fang has recently joined Zoom in March 2010 after his role as Vice General Manager in charge of overall product marketing strategy for the Shanghai BLD Information Technology Company Ltd, a post which he kept since July 2005. Prior positions included Director of Products for China Digital Ltd, and General Manager of Soutech of Guangzhou. He received his MBA from the Massey University of New Zealand and BA in Economics from the University of International Business and Economics.
Wang, Shancheng **General Manager** **JS Leimone**	Mr. Wang has served as JS Leimone's General Manager since 2007. He worked as Engineer, Program Manager and Department Manager of Tianjin Motorola Electronics Co. Ltd from 1994 to 2006. He set up the first EMS management group for Motorola in 1999 and was granted Motorola 6Sigma Black Belt certification in 2002. Mr. Wang received his Bachelor's degree in Business Administration from the Hebei Industrial University.
Li, Dongcun **Director of Production**	Mr. Li joined us in 2002 as Materials Manager and Logistics Director. Prior positions included Production Supervisor, Materials Supervisor, and Contract Manufacturing Supervisor for Motorola, and also Maintenance Engineer for Toyota. Mr. Li graduated from Tianjin University with a Bachelor's degree in engineering.

Contacts:

Anthony Chan, CFO
achan@leimone.com
www.zoomleimone.com

Joseph Villalta / Ashleigh Barreto
The Ruth Group +1-646-536-7000
jvillalta@theruthgroup.com /
abarreto@theruthgroup.com